BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                        BOSTON, MASSACHUSETTS 02110-1726



                                                                 August 12, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Tax Free Income Fund (the "Registrant")
     Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-151757 and 811-02704)

Ladies and Gentlemen:

     This letter is to respond to comments we received on July 15, 2008 from Mr. Larry Greene of the Securities and Exchange Commission (the "Commission"), and on July 17, 2008 from Mr. Kevin Rupert of the Commission regarding the Registration Statement relating to the merger of Pioneer Municipal and Equity Income Trust (the "Target Fund") into Pioneer Tax Free Income Fund (the "Acquiring Fund") (the "Merger).

A.   Responses to comments received from Mr. Greene on July 15, 2008

General Comments

1.   Comment:  The Staff requested that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.   Comment:  The Staff asked the Registrant to confirm that the Target Fund was the same fund as Pioneer Tax Advantaged Balanced Trust.

     Response: The Registrant confirms that the Target Fund was formerly known as Pioneer Tax Advantaged Balanced Trust.

General Comments Regarding the Merger

3.   Comment:  The Staff asked the Registrant to explain clearly why the Merger was proposed. The Staff noted that the Target Fund and the Acquiring Fund are approximately the same size and have comparable performance.

     Response: The Registrant will add a section to the Proxy Statement/
               Prospectus called "Reasons for the Merger".

4.   Comment:  The Staff asked if it was fair to compare closed-end fund common shares to Class A shares of an open-end fund.

     Response: The Registrant believes it is fair to compare closed-end fund common shares to Class A shares of an open-end fund. The Registrant notes that the proposed reorganization of a closed-end fund with an open-end fund is not uncommon.

5.   Comment:  The Staff noted that the Registrant does not propose to impose a redemption fee on the Acquiring Fund following the Merger or other mechanism to deter redemptions by former shareholders of the Target Fund immediately following the Merger.
                    (a) The Staff asked if there was any commitment not to impose a redemption fee for one year after the closing of the Merger.
                    (b) The Staff asked if the Registrant expected significant redemptions by former shareholders of the Target Fund following the Merger. The Staff asked if the pro forma expense ratios reported in the Proxy Statement/Prospectus take into account any such redemptions, and if not, to explain how such redemptions would affect the pro forma expense ratios.

     Response: The Registrant confirms that (i) it does not currently intend to impose a redemption fee on shares of the Acquiring Fund following the Merger and (ii) it anticipates that there may be significant redemptions by former shareholders of the Target Fund following the Merger. The Registrant notes that it has made no commitment not to impose a redemption fee in connection with the Merger. The Registrant notes that it discloses in the Proxy Statement/ Prospectus that no redemption fee will be charged as a result of the Merger. The Registrant will add disclosure stating that the Board may, at any time after the Merger, impose a redemption fee on the fund's shares. The Registrant has revised the pro forma expense ratios reported in the Proxy Statement/Prospectus to take into account anticipated redemption activity by current shareholders of the Target Fund.

General Comments Regarding the Preferred Shares

6.   Comment:  The Staff noted that the Proxy Statement/Prospectus states that
               Auction Market Preferred Shares ("AMPS") of the Target Fund will be redeemed after the shareholder meeting but prior to the closing of the Merger. The Staff asked if such redemption of AMPS is compelled by the Merger, by the Target Fund's Declaration of Trust or by the Statement of Preferences for AMPS.

     Response: The Registrant notes that, as stated in the Proxy Statement/
               Prospectus, the Acquiring Fund does not use leverage in its investment strategy and as an open-end fund is not permitted to issue preferred shares. Consequently, if the Merger is approved, it will be necessary to redeem AMPS in order to effect the Merger. If the Merger is not approved, the Target Fund would not be required to redeem AMPS under the Declaration of Trust or Statement of Preferences.

7.   Comment:  The Staff requested that the Registrant disclose whether the leverage provided as a result of issuing AMPS has been an effective strategy for the Target Fund.

     Response: The Registrant confirms that the leverage provided as a result of issuing AMPS has been an effective strategy for the Target Fund. The Registrant will add the following disclosure to the "Summary" section of the Proxy Statement/Prospectus:

                    "Your fund has issued Auction Market Preferred Shares ("AMPS") as a form of leverage, with the goal of paying higher dividends on the fund's common shares. Issuance of AMPS by your fund in order to provide leverage has been an effective strategy for the fund. However, the auction market for AMPS began to fail in mid-February 2008 and has continued to fail since that date. Consequently, AMPS are not currently liquid. As a result of the auction failures, your fund now pays dividends on AMPS at a maximum rate. At present, the maximum rate remains lower than the earning rates provided by your fund's portfolio of securities, and so leverage is still an effective strategy of the fund. However, Pioneer Tax Free Income Fund does not use leverage in its investment strategy and as an open-end fund is not permitted to issue preferred shares. Consequently, if shareholders approve the Merger, your fund will call for redemption and redeem all of its outstanding AMPS. In accordance with the provisions of the Statement of Preferences for AMPS, holders of AMPS will receive $25,000 per share, plus an amount equal to accumulated but unpaid dividends thereon through the date fixed for redemption. Only common shares of your fund will be converted into Class A shares of Pioneer Tax Free Income Fund in the Merger."

8.   Comment:  The Staff asked if the Target Fund intended to redeem or repurchase AMPS in the absence of the Merger.

     Response: As discussed above, the use of leverage has been an effective strategy for the Target Fund. There is no immediate plan to redeem or repurchase AMPS if the Merger is not approved by shareholders. However, in light of the recent auction failures, Pioneer is very concerned about the shareholders who own AMPS and are in need of liquidity. Pioneer continues to explore and evaluate potential solutions to the AMPS issue, including obtaining alternative forms of leverage. Any refinancing of AMPS with an alternative form of leverage would be subject to the approval of the Board of Trustees of the Target Fund.

9.   Comment:  The Staff requested that the Registrant provide additional prominent disclosure in the Proxy Statement/Prospectus regarding AMPS to address recent failures in the auction market, to state whether AMPS are liquid, and what is their current market price.

     Response: The Registrant will add disclosure addressing the AMPS situation.
               The Registrant notes that it is not currently possible to determine a market price for AMPS because of the failure of the auction market for AMPS. Please see the disclosure included in the response to comment 7 above.

Comments Regarding the "Introduction"

10.  Comment:  The Staff noted that while the Acquiring Fund invests in securities that provide income that is exempt from regular federal income tax and is not subject to the alternative minimum tax ("AMT"), the Target Fund may be invested in municipal securities the interest income on which is a preference item for purposes of the AMT. The Staff also noted that the Registrant states in the "Introduction" section of the Proxy Statement/ Prospectus and elsewhere that each fund pursues a "tax-oriented investment approach" and that the Acquiring Fund provides a "comparable tax-equivalent yield" to the Target Fund. The Staff noted that these statements imply that both funds invest in securities that are tax free. The Staff requested that the Registrant confirm that these statements are accurate in light of the Target Fund's investment in securities that are subject to the AMT and investment in equity securities. The Staff also requested that the Registrant confirm that the Target Fund produces a tax-equivalent yield.

     Response: The Registrant notes that although the disclosure referenced by the Staff gives the Target Fund the flexibility to invest in municipal securities that are subject to the AMT in addition to municipal securities that produce income that is exempt from regular federal income tax and is not subject to the AMT, as well as equity securities that issue tax-qualified dividends, it believes this overall approach can be described appropriately as "tax-oriented." Accordingly, the Registrant confirms that the disclosure referenced by the Staff is accurate. In addition, the Registrant confirms that the Target Fund produces a tax-equivalent yield.

11.  Comment:  The Staff noted that the last sentence of the second paragraph of the "Introduction" section of the Proxy Statement/Prospectus states that "it should be noted that past performance is no assurance of future results" and asked what this statement means in the context of the discussion in the second paragraph.

     Response: The Registrant will delete from the disclosure the sentence referenced by the Staff.

12.  Comment:  The Staff noted that the Registrant does not appear to be incorporating the Acquiring Fund and Target Fund registration statements by reference. The Staff asked the Registrant to confirm that it has included all required information regarding the Target Fund and the Acquiring Fund in the Registration Statement.

     Response: The Registrant confirms that it has included all required information regarding the Target Fund and the Acquiring Fund in the Registration Statement.

Comments Regarding "How the Merger Will Work"

13.  Comment:  The Staff noted that the Proxy Statement/Prospectus states that common shares and AMPS of the Target Fund voting together, and AMPS voting separately, each must approve the Merger. The Staff asked the Registrant to confirm that the Proxy Statement/Prospectus explains what happens if common shares or AMPS do not approve the Merger.

     Response: The Registrant confirms that it explains in the "Voting Rights and Required Vote" section of the Proxy Statement/Prospectus that if the required approval of shareholders is not obtained, the shareholder meeting may be adjourned, the Target Fund will continue to engage in business as a separate fund, and the Board of Trustees will consider what further action may be appropriate.

14.  Comment:  The Staff asked the Registrant to state if a sales load would be applied to shares of the Acquiring Fund acquired by Target Fund shareholders in the Merger.

     Response: The Registrant refers the Staff to disclosure in the "How the Merger Will Work" section of the Proxy Statement/Prospectus which states that "no sales load, contingent deferred sales charge, commission, redemption fee or other transaction fee will be charged as a result of the Merger. After the Merger, the holders of common shares of your fund will be able to exchange their Class A shares of Pioneer Tax Free Income Fund into Class A shares of other Pioneer Funds without a sales charge."

15.  Comment:  The Staff asked the Registrant to confirm that it has indicated
               in the Pro Forma Combined Financial Statements included in Registration Statement which, if any, securities the Registrant anticipates would be sold in connection with the Merger.

     Response: The Registrant confirms that it has indicated in the Pro Forma
               Combined Financial Statements included in Registration Statement which securities the Registrant anticipates will be sold in connection with the Merger.

Comments Regarding "Why Your Fund's Trustees Recommend the Merger"

16.  Comment:  The Staff asked the Registrant to confirm that the consequences of the Merger were considered by the Board in approving the Merger.

     Response: The Registrant confirms that the Board considered the matters disclosed in the sections of the Proxy Statement/Prospectus titled "Why Your Fund's Trustees Recommended the Merger" and "Boards' Evaluation and Recommendation" in approving the Merger.

17.  Comment:  The Staff noted that Item 4(a)(3) of Form N-14 requires the
               Registrant to outline the reasons the Registrant and the Target Fund are proposing the Merger. The Staff asked the Registrant to confirm that this requirement is addressed in the Proxy Statement/Prospectus, and requested that the Registrant clearly state the reasons for the Merger in the Proxy Statement/Prospectus.

     Response: The Registrant believes that it has explained in the Proxy
               Statement/Prospectus the reasons for proposing the Merger as required by Item 4(a)(3) of Form N-14. As discussed in the response to comment 3, the Registrant has also added a title and additional disclosure to the Proxy Statement/Prospectus to identify clearly the reasons for the Merger to address the Staff's comments.

18.  Comment:  The Staff requested that the Registrant make more prominent the discussion regarding the initial sales price of AMPS and how the redemption price of AMPS is determined.

     Response: The Registrant notes that, as discussed in response to comment 7, it has added disclosure to the section of the Proxy Statement/ Prospectus titled "How the Merger Will Work" stating that on redemption, holders of AMPS will receive $25,000 per share, plus an amount equal to accumulated but unpaid dividends thereon through the date fixed for redemption. In addition, the Registrant notes that it discloses in the "Other Differences" section of the Proxy Statement/Prospectus that on redemption, holders of AMPS will receive $25,000 per share, plus an amount equal to accumulated but unpaid dividends thereon through the date fixed for redemption. The Registrant will revise this disclosure to state (changes are in bold italics): "As set forth in the Statement of Preferences for AMPS, holders of AMPS will receive $25,000 per share, plus an amount equal to accumulated but unpaid dividends thereon through the date fixed for redemption. The initial public offering price for AMPS was $25,000 per share." The Registrant believes that the disclosure is sufficiently prominent.

19.  Comment:  The Staff asked the Registrant to confirm that it has provided a table showing discount/premium to NAV of closed-end fund shares.

     Response: The Registrant refers to the "Comparison of each Pioneer Fund's
               Performance" section of the Proxy Statement/Prospectus and confirms that it presents a table showing discount/premium to NAV of the Target Fund's common shares in the Proxy
               Statement/Prospectus.

20.  Comment:  The Staff requested that the statement that the Acquiring Fund, like the Target Fund, invests in municipal securities that provide income that is exempt from regular federal income tax in the paragraph titled "Tax-oriented investment approach" be qualified with respect to the Target Fund because the Target Fund invests in securities that are subject to the AMT.

     Response: As noted in the response to comment 10, the Registrant believes that the investment approach of the Target Fund - investment in a combination of municipal securities that produce income that is exempt from regular federal income tax and is not subject to the AMT, and municipal securities whose income is exempt from regular federal income tax that is subject to the AMT, as well as equity securities that issue tax qualified dividends - may be appropriately described as "tax-oriented." Accordingly, the Registrant believes that it is not necessary to qualify the disclosure referenced by the Staff.

21.  Comment:  The Staff asked the Registrant to confirm that the Proxy
               Statement/Prospectus clearly explains the kinds of equity securities in which the Target Fund may invest.

     Response: The Registrant confirms that it discloses in the "Comparison of Pioneer Municipal and Equity Income Trust to Pioneer Tax Free Income Fund" section of the Proxy Statement/Prospectus the kinds of equity securities in which the Target Fund may invest.

22.  Comment:  The Staff asked the Registrant to confirm that it discloses brokerage expenses and other expenses that would be incurred in connection with the sale of the equity securities held by the Target Fund in connection with the Merger, and to consider making this disclosure more prominent.

     Response: The Registrant notes that it will revise the disclosure in the Proxy Statement/Prospectus, under "Who Bears the Expenses Associated with the Merger", to state that the Target Fund "will bear the costs associated with the Merger, including the costs of preparing and printing the Proxy Statement/Prospectus, the solicitation costs incurred in connection with the Merger, the costs of liquidating portfolio securities, and the costs associated with redeeming AMPS and other redemptions anticipated in connection with the Merger. These expenses in the aggregate are estimated to be approximately $500,000." The Registrant respectfully submits that it believes this disclosure is prominent.

23.  Comment:  The Staff asked the Registrant to confirm that the performance comparison in the "Why Your Fund's Trustees Recommend the Merger" section of the Proxy Statement/Prospectus was prepared using the same methodology for each fund's performance (i.e., an apples to apples comparison).

     Response: The Registrant confirms that the performance comparison referenced by the Staff was prepared using the standardized method to calculate performance provided in Form N-1A.

24.  Comment:  The Staff noted that the Proxy Statement/Prospectus states that the historical expense ratio of the Target Fund is 1.26%, and that such expense ratio does not reflect the effect of dividend payments to preferred shareowners. The Staff noted that, in its view, the historical expenses of the Target Fund presented in the Proxy Statement/Prospectus should reflect expense related to preferred shares. The Staff referred to Form N-2 requirement to include expenses resulting from interest payments on borrowed funds as a line item to the fee table.

     Response: The Registrant notes that the presentation of the historical expenses of the Target Fund in the Proxy Statement/Prospectus is consistent with the presentation of the expense ratio in the Target Fund's financial statements, including the Target Fund's financial highlights presented in the Proxy Statement/Prospectus. In addition, the Registrant submits that excluding dividend payments to preferred shareowners from the historical expenses of the Target Fund in the Proxy Statement/Prospectus presents a more balanced comparison of the Target Fund's expenses to the Acquiring Fund's expenses than would be the case if dividend payments to preferred shareowners were included, and the Target Fund's expenses were increased substantially as a result. In this context, the Registrant believes it is more conservative to present lower expenses for the Target Fund by excluding dividend payments to preferred shareowners. The Registrant respectfully submits that the presentation of fees and expenses in the Proxy Statement/Prospectus, including the fee table and expense example, is consistent with the requirements of Form N-2 and Form N-14. The Registrant will add a footnote to the total expenses of the Target Fund in the fee table of the Proxy Statement/ Prospectus that reflects the effect of dividend payments to preferred shareowners.

Comments Regarding "Alternatives"

25.  Comment:  The Staff asked the Registrant to explain why, if the Merger is not approved, the Board would consider liquidating the Target Fund. The Staff asked the Registrant to explain why the Registrant would not continue to be viable. The Staff asked if the Registrant disclosed in the Proxy Statement/Prospectus that the Funds' investment adviser had entered into an agreement with certain shareholders to vote in favor of the Merger.

     Response: The Registrant notes that, as currently disclosed in the Proxy
               Statement/Prospectus under "Liquidity at Net Asset Value", the Target Fund has received requests for enhanced liquidity from common shareholders and there have been changes in the Target Fund's shareholder base related to investors seeking liquidity. In addition, the Registrant will add additional disclosure to the Proxy Statement/Prospectus to reflect the possibility that the Target Fund may not be able to continue to operate in its present closed-end form in light of the persistence of the discount to net asset value at which common shares of the fund have traded and expressions of dissatisfaction by shareholders with the Target Fund's historical discount to net asset value, requests from common shareholders for enhanced liquidity and the likelihood that shareholders of the fund seeking liquidity may seek significant structural changes to the fund, including changes to the fund's investment strategy and investment adviser. The Registrant confirmed that it disclosed that the Funds' investment adviser had entered into an agreement with certain shareholders pursuant to which the shareholders would vote in favor of the Merger in the section of the Proxy Statement/ Prospectus titled "Ownership of Shares of the Pioneer Funds".

Comments Regarding "Other Differences"

26.  Comment:  The Staff asked the Registrant if, in addition to AMPS, there is a line of credit or other debt incurred by Target Fund, and if so, how such additional debt affects the proposed transaction?

     Response: The Registrant confirms that there is no line of credit in place for the Target Fund and the Target Fund has not incurred any debt in addition to AMPS.

Comments Regarding "What are the Federal Income Tax Consequences of the Merger"

27.  Comment:  The Staff asked the Registrant to confirm what law firm would be providing the tax opinion with regard to the Merger.

     Response: As a condition to the closing of the Merger, the funds must receive an opinion of Bingham McCutchen LLP that the Merger will constitute a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. Please see the sections of the Proxy Statement/Prospectus titled "What are the Federal Income Tax Consequences of the Merger" and "Tax Status of the Merger".

28.  Comment:  The Staff asked that, to the extent the Registrant is provided with a tax opinion that the Merger would be tax free, does such opinion consider the redemption of AMPS in reaching this conclusion. The Staff asked if the opinion itself addressed the transaction as it affects the preferred shares. The Staff also asked if, in the view of tax counsel, the redemption of AMPS and sale of non-municipal securities would not be integrated into the transaction in the view of the Internal Revenue Service ("IRS"), and therefore whether the IRS could question the determination of tax counsel as tax-free. The Staff asked if the Registrant disclosed the risk that the IRS could assert a contrary position to that taken by tax counsel.

     Response: As described in the Proxy Statement/Prospectus under the heading
               "Tax Status of the Merger," the Registrant will receive an opinion from Bingham McCutchen LLP stating, in relevant part, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), as amended and that the shareholders of the Target Fund will not recognize gain or loss on the exchange of their Target Fund shares for Acquiring Fund shares as part of the Merger. The opinion does not address the tax consequences to holders of AMPS of the redemption of those shares, because the tax treatment of the redemption is not affected by the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code. However, in rendering its opinion that the Merger will constitute a reorganization within the meaning of
               Section 368(a) of the Code, Bingham McCutchen LLP will take into consideration all of the matters discussed in the Registration Statement, including the redemption of the AMPS and the sale of non-municipal securities held by the Target Fund. In particular, Bingham McCutchen LLP will take into consideration the fact that the Merger has been structured as a statutory merger under Delaware law, rather than as a transfer of the assets of the Target Fund in exchange for shares of the Acquiring Fund, and that because a statutory merger is subject to less stringent requirements in qualifying as a reorganization within the meaning of Section 368(a) of the Code, the liquidation of certain securities held by the Target Fund and the use of proceeds of that liquidation to redeem the AMPS will not prevent the Merger from so qualifying. The Registrant notes that in the section of the Proxy Statement/Prospectus titled "Tax Status of the Merger", it discloses that no tax ruling has been or will be received from the IRS in connection with the Merger, that an opinion of counsel is not binding on the IRS or a court, and that there is no assurance that the IRS would not assert, or a court would not sustain, a contrary position.

29.  Comment:  The Staff asked the Registrant if the Target Fund has loss carryforwards that would go unused as a result of the Merger, and if so, to explain prominently that such loss carryforwards would be lost as a result of the Merger. In addition, the Staff noted that the Registrant states that the Board "anticipates" that there will be sufficient loss carryovers to offset any net gain recognized by the Target Fund as a result of securities dispositions, and asked if there was any risk that shareholders will incur taxable gain as a result of such securities dispositions.

     Response: The Registrant notes that, as disclosed in the sections of the Proxy Statement/Prospectus titled "Why Your Fund's Trustees Recommend the Merger", "Other Important Information Concerning the Merger" and "Boards' Evaluation and Recommendation", the liquidation of the Target Fund's equity securities prior to the Merger is expected to generate taxable gains that will be offset by the Target Fund's available tax loss carryforwards. Because a significant portion of the Target Fund's loss carryforwards would be used to offset such gains, the Registrant does not expect the Target Fund to have any loss carryforwards that would expire unused as a result of the Merger. The Registrant notes that, consistent with the disclosure in the Proxy Statement/Prospectus, it does not expect shareholders to incur taxable gain as a result of the disposition of the Target Fund's non-municipal securities.

Comments Regarding "Who Bears the Expenses Associated with the Merger"

30.  Comment:  The Staff noted that, in accordance with Rule 17a-8 under the
               Investment Company Act of 1940, the Registrant has disclosed that the Board of Trustees of the Target Fund determined that the interests of the Target Fund's existing shareholders would not be diluted as a result of the Merger. The Staff asked if the Board's finding is consistent with the disclosure in the section of the Proxy Statement/Prospectus titled "Who Bears the Expenses Associated with the Merger" that the Target Fund will primarily bear the costs of the Merger.

     Response: The Registrant notes that the Board of the Target Fund found that, notwithstanding that the Target Fund will primarily bear the costs associated with the Merger, the interests of the Target Fund's existing shareholders would not be diluted as a result of the Merger. The Board's finding was based, in part, on the Agreement and Plan of Merger, which provides that the outstanding common shares of the Target Fund will be converted into a number of whole or fractional Class A shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of the common shares of the Target Fund immediately prior to the Merger. The terms of the Agreement and Plan of Merger are discussed in the Proxy Statement/Prospectus under the sections titled "How the Merger Will Work" and "Terms of the Agreement and Plan of Merger", and the

               Agreement and Plan of Merger is included as Exhibit A to the Proxy Statement/Prospectus. Accordingly, it is the Registrant's understanding that the Board's finding is consistent with the disclosure referenced by the Staff.

Comments Regarding Table of Contents

31.  Comment:  The Staff noted that Rule 481 under the Securities Act of 1933 requires that the Table of Contents be presented on the outside front, inside front or outside back cover page of the Proxy Statement/Prospectus. The Staff requested that the Registrant move the Table of Contents to page one or to the last page of the Proxy Statement/Prospectus.

     Response: The Registrant will move the Table of Contents to the inside front cover page of the Proxy Statement/Prospectus.

Comments Regarding "Summary"

32.  Comment:  The Staff noted that the Registrant states that each fund's portfolio is similar in many respects, and asked the Registrant to confirm that this statement is supported by additional disclosure in the Proxy Statement/Prospectus.

     Response: The Registrant confirms that this statement is supported by additional disclosure in the Proxy Statement/Prospectus, including the disclosure in the "Comparison of Pioneer Municipal and Equity Income Trust to Pioneer Tax Free Income Fund" section of the Proxy Statement/Prospectus.

Comments Regarding "Comparison of Investment Adviser and Portfolio Manager"

33.  Comment:  The Staff asked the Registrant to add the word "domestic" to the statement "the equity team also includes Walter Hunnewell, Jr. to clarify that Mr. Hunnewell is part of the team of domestic equity portfolio managers responsible for the day-to-day management of the Target Fund's portfolio.

     Response: The Registrant will make the requested change.

Comments Regarding "Comparison of Primary Investments"

34.  Comment:  The Staff noted that while the Acquiring Fund invests 80% of its total assets in investment grade securities, the Target Fund may invest in below-investment grade municipal securities, and asked the Registrant to confirm whether any such below-investment grade securities would have to be sold in connection with the Merger.

     Response: The Registrant notes that under "Below investment grade securities" in the Proxy Statement/Prospectus, it states that the Target Fund will not invest more than 15% of its total assets in fixed income securities, including municipal securities, rated below investment grade at the time of acquisition, and states that the Acquiring Fund may invest up to 10% of its net assets in debt securities rated below investment grade. The Registrant has revised the Pro Forma Combined Schedule of Investments to indicate those below-investment grade securities held by the Target Fund and the Acquiring Fund anticipated to be sold in connection with the Merger.

35.  Comment:  The Staff noted that the Proxy Statement/Prospectus states that the Acquiring Fund may invest 25% or more in issuers in any one or more states or securities the payments on which are derived from gas, electric, telephone, sewer and water segments of the municipal bond market, as compared to the Target Fund, which will not invest 25% or more of its assets in municipal securities backed by revenues in the same industry. The Staff asked the Registrant to confirm that it has highlighted this difference between the investment strategies of the funds in accordance with Form N-14.

     Response: The Registrant refers the Staff to the disclosure in the "Primary
               Investments" section of the Proxy Statement/Prospectus and confirms that it has highlighted this difference between the investment strategies of the funds in accordance with Form N-14.

36.  Comment:  The Staff noted that the Proxy Statement/Prospectus states that the Acquiring Fund may invest in inverse floaters. The Staff asked if the Acquiring Fund invests materially in inverse floaters and, if so, whether it incurs any expenses with respect to such inverse floaters.

     Response: The Registrant confirms that it does not invest materially in inverse floaters.

Comments Regarding "Other Investments -Taxable Investments"

37.  Comment:  The Staff noted that the Proxy Statement/Prospectus states that the Acquiring Fund may invest up to 20% of its assets in taxable securities of other investment companies, investment grade commercial paper, U.S. government securities, U.S. or foreign bank instruments and repurchase agreements. The Staff noted that the Acquiring Fund could not invest up to 20% of its assets in other investment companies without relying on an exemptive order, and requested that the Registrant confirm if the Acquiring Fund may invest up to 20% of its assets in each such instrument or in such instruments collectively, and to clarify the disclosure accordingly.

     Response: The Registrant will revise the disclosure (changes are noted in bold italics) to state that the Acquiring Fund "may invest up to 20% of its assets in taxable securities, including securities of other investment companies (in the amount and to the extent permitted under the 1940 Act), investment grade commercial paper, U.S. government securities, U.S. or foreign bank instruments and repurchase agreements."

Comments Regarding "Other Investments -Derivatives"

38.  Comment:  The Staff noted that the disclosure regarding each fund's ability to invest in derivative instruments states that "some derivatives may involve the risk of improper valuation". The Staff asked the Registrant to clarify what it means by "improper valuation".

     Response: The Registrant notes that "the risk of improper valuation" refers to the possibility that a derivative contract, or an instrument underlying a derivative contract, may not be valued accurately by the parties to the contract and/or the market at a given point in time. The Registrant believes no change to the disclosure is required.

Comments Regarding "Other Investments - Collateralized Debt Obligations"

39.  Comment:  The Staff noted that the Registrant may invest in collateralized debt obligations, real estate investment trusts and other investments that may have subprime exposure. The

               Staff asked the Registrant to confirm that the Acquiring Fund does not invest a material amount of assets in subprime-related securities. If the Acquiring Fund does invest a material amount of assets in subprime-related securities, the Staff noted that the Registrant should consider adding additional risk disclosure regarding these types of investments.

     Response: The Registrant confirms that the Acquiring Fund does not invest a material amount of its assets in subprime-related securities or subject its assets to risk relating to subprime related securities.

Comments Regarding "Other Investments-Cash Management and Temporary Investments"

40.  Comment:  The Staff noted that the Registrant states that "for temporary defensive purposes, including during periods of unusual cash flows, the Acquiring Fund may depart from its principal investment strategies". The Staff asked the Registrant to clarify what it means by "unusual cash flows".

     Response: The Registrant notes that "periods of unusual cash flows" refers to a period when a larger than anticipated number of redemptions from the fund require the fund to hold cash or short term instruments to meet redemption requests, or a larger than anticipated number of subscriptions to the fund result in more cash available for investment by the fund than there are suitable investments identified by the fund's portfolio managers. The Registrant believes no change to the disclosure is required.

Comments Regarding "Management Fees"

41.  Comment:  The Staff noted that the management fee for the Target Fund is calculated based on the Target Fund's managed assets. The Staff requested that the Registrant provide disclosure explaining that the use of leverage by the Target Fund may involve a conflict of interest to the manager because the management fee is calculated based on the Target Fund's managed assets, and suggested that this disclosure be added to the discussion regarding the risks to the Target Fund regarding the use of leverage.

     Response: The Registrant will add the following disclosure to the discussion regarding the risks to the Target Fund regarding the use of leverage in the section of the Proxy Statement/Prospectus titled "Additional Principal Risks of Investing in Pioneer Municipal and Equity Income Trust":

                    "Potential Conflict of Interest. Because the management fee paid to Pioneer is calculated on the basis of the fund's managed assets (which equals the aggregate net asset value of the common shares of the fund plus the liquidation preference of AMPS), the management fee will be higher when leverage is utilized, giving Pioneer an incentive to utilize leverage."

Comments Regarding "Net Asset Value"

42.  Comment:  The Staff asked the Registrant to confirm that the discussion in the section of the Proxy Statement/Prospectus titled "Net Asset Value" should apply to both the Target Fund and the Acquiring Fund.

     Response: The Registrant will revise the disclosure titled "Net Asset
               Value" with respect to the Target Fund to state:

               "Your fund's net asset value is the value of its securities plus any other assets minus its accrued operating expenses and any other liabilities. Your fund calculates a net asset value for its common shares every day the New York Stock Exchange is open when regular trading closes (normally 4:00 p.m. Eastern time)."

Comments Regarding "Comparison of Principal Risks of Investing in the Pioneer Funds"

43.  Comment:  The Staff noted that in the section of the Proxy
               Statement/Prospectus titled "Comparison of Principal Risks of Investing in the Pioneer Funds", the Registrant discusses market segment risk as a risk of investment in each fund, and asked the Registrant to confirm that this discussion is not inconsistent with disclosure in the "Primary Investments" section of the Proxy Statement/Prospectus that the Target Fund will not invest 25% or more of its assets in municipal securities backed by revenues in the same industry. The Staff also asked the Registrant to consider highlighting the risks of investing in any particular market segments.

     Response: The Registrant will delete the disclosure relating to market segment risk from the Proxy Statement/Prospectus.

Comments Regarding "Additional Principal Risks of Investing in the Target Fund"

44.  Comment:  The Staff noted that in the section of the Proxy
               Statement/Prospectus titled "Additional Principal Risks of Investing in the Target Fund", the Registrant states that "recently, the credit markets have experienced increased volatility and significantly reduced availability of capital, which have led many of the auctions of auction rate securities, including the auctions of your fund's AMPS, to fail", and then two paragraphs later the Registrant states that "recently, auctions of AMPS have failed as a result of developments in the credit markets." The Staff noted that the second statement appears to be redundant and suggested that the Registrant eliminate one of these statements.

     Response: The Registrant notes that the first paragraph referenced by the Staff discusses leveraging risk and the second paragraph referenced by the Staff discusses liquidity risk. The Registrant believes that a discussion regarding recent auction failures is relevant to both leveraging risk and liquidity risk, and consequently believes no change to the disclosure is required.

Comments Regarding "The Pioneer Funds' Fees and Expenses"

45.  Comment:  The Staff asked if the Fee Table in the Proxy
               Statement/Prospectus compares the current expenses of the shareholders of AMPS to the pro forma expenses of the combined Acquiring Fund.

     Response: The Registrant notes that the Fee Table in the Proxy
               Statement/Prospectus does not compare the current expenses of the shareholders of AMPS to the pro forma expenses of the combined Acquiring Fund because, as explained in the Proxy Statement/Prospectus, the Target Fund will redeem AMPS prior to the Closing of the Merger, and holders of AMPS will not receive shares of the Acquiring Fund in the Merger.

46.  Comment:  The Staff asked the Registrant to confirm that neither the Target
               Fund nor the Acquiring Fund has "Acquired Fund Fees and Expenses" that should be presented in the Fee Table.

     Response: The Registrant confirms that neither the Target Fund nor the Acquiring Fund has "Acquired Fund Fees and Expenses" that should be presented in the Fee Table.

47.  Comment:  The Staff asked the Registrant to add the title "Example" to the
               Expense Example section to differentiate it clearly from the Fee Table.

     Response: The Registrant will make the requested change.

48.  Comment:  The Staff noted that footnote (2) to the Fee Table and Expense
               Example states that "a shareholder that directs the dividend reinvestment plan agent to sell shares held in a dividend reinvestment account will pay brokerage charges" and suggested that the Registrant consider adding this disclosure to the narrative discussion of the differences between the expenses of the Target Fund and the Acquiring Fund.

     Response: The Registrant will add disclosure to the Proxy
               Statement/Prospectus noting that shareholders of closed-end funds may incur brokerage charges that a shareholder of an open-end fund would not incur.

49.  Comment:  The Staff noted that the Fee Table states that the "other expenses" of the pro forma combined Acquiring Fund are 0.17%. The Staff asked why these expenses are so low, and asked the Registrant if such pro forma "other expenses" include the cost of redeeming AMPS? The Staff also asked if expenses resulting from any anticipated redemptions by former shareholders of the Target Fund following the Merger have been taken into account in calculating the pro forma "other expenses".

     Response: The Registrant will revise the pro forma "other expenses" of the combined Acquiring Fund to reflect expenses resulting from anticipated redemptions by former common shareholders of the Target Fund following the Merger. The Registrant notes that, as an open-end fund that invests primarily in municipal securities, the operating expenses of the Acquiring Fund, both before and after the Merger, are significantly less than the operating expenses of the Target Fund, which is a closed-end fund and which invests in both municipal securities and equity securities. The Registrant notes that the pro forma "other expenses" do not include the cost of redeeming AMPS because, as explained in the Proxy Statement/Prospectus, the Target Fund will redeem AMPS prior to the Closing of the Merger, and holders of AMPS will not receive shares of the Acquiring Fund in the Merger.

50.  Comment:  The Staff noted that footnote (7) to the Fee Table and Expense
               Example states that the pro forma "other expenses" have been restated to reflect current fees. The Staff asked the Registrant to add disclosure as to why they have been restated and to indicate whether they have been restated up or down, for example to reflect expenses resulting from any anticipated redemptions by former shareholders of the Target Fund following the Merger.

     Response: The Registrant notes that additional breakpoints were added to the management fee of the Acquiring Fund in January 2008. The Registrant will add the following disclosure to a new footnote to the management fee set forth in the Fee Table and Expense
               Example:

                      "The fund's management fee is calculated at the annual rate of 0.50% of the fund's average daily net assets up to $250 million, 0.45% of the next $500 million; and 0.40% on assets over $750 million. Prior to January 1, 2008, the fund's management fee was calculated at the annual rate of 0.50% of the fund's average daily net assets up to $250 million, 0.48% of the next $50 million; and 0.45% on assets over $300 million."

               In addition, the Registrant will revise the pro forma "other expenses" to reflect expenses resulting from anticipated redemptions by former shareholders of the Target Fund following the Merger. The Registrant will revise footnote (7) to the Fee Table and Expense Example as follows:

                      "'Management Fee' and 'Other Expenses' of Combined Pioneer Tax Free Income Fund reflect increased expenses resulting from anticipated redemptions by shareholders following the Merger."

Comments Regarding the "Comparison of each Pioneer Fund's Performance"

51.  Comment:  The Staff asked the Registrant to add a title, such as "Market
               Price Per Share and Trading Discount for Pioneer Municipal and Equity Income Trust" to label clearly the first table presented in the section of the Proxy Statement Prospectus titled "Comparison of each Pioneer Fund's Performance".

     Response: The Registrant will add the title "Market Price Per Share and
               Trading Discount for Pioneer Municipal and Equity Income Trust" to label the table referenced by the Staff.

52.  Comment:  The Staff asked the Registrant to confirm that after-tax returns should not be provided for the Target Fund.

     Response: The Registrant respectfully submits that the presentation of performance in the Proxy Statement/Prospectus is consistent with the performance presentation requirements of Form N-1A and Form N-2.

Comments Regarding "Other Important Information Concerning the Merger"

53.  Comment:  The Staff requested that the discussion in both paragraphs of the section titled "Portfolio Securities" be presented in the disclosure at the beginning of the Proxy Statement/Prospectus.

     Response: The Registrant notes that the disclosure in the first paragraph of the section titled "Portfolio Securities" is currently presented at the beginning of the Proxy Statement/Prospectus in the section titled "How the Merger Will Work". The Registrant will add the disclosure in the second paragraph of the section titled "Portfolio Securities" as a new paragraph in the section of the Proxy Statement/Prospectus titled "How the Merger Will Work".

54.  Comment:  The Staff asked the Registrant to confirm that the section of the
               Proxy Statement/Prospectus titled "Comparison of a Closed-End Fund and an Open-End Fund" mentions forward pricing.

     Response: The Registrant will will add disclosure to the Proxy
               Statement/Prospectus noting that open-end funds are sold at their net asset value per share next calculated after the fund receives a purchase request in good order, whereas shares of a closed-end fund are typically bought on a national securities exchange and may trade at a discount or premium to net asset value in the section of the Proxy Statement/Prospectus titled "Comparison of a Closed-End Fund and an Open-End Fund".

55.  Comment:  The Staff asked the Registrant to disclose any differences between the features of the account through which shareholders currently hold Target Fund shares and the features of the account through which shareholders will hold Acquiring Fund shares after the Merger, such as checkwriting privileges, receipt of dividends and how account information is received.

     Response: The Registrant notes that in the section of the Proxy
               Statement/Prospectus titled "Comparison of a Closed-End Fund and an Open-End Fund" there is a discussion of shareholder services that are available to shareholders of the Acquiring Fund that are not available to shareholders of the Target Fund. The Registrant believes no additional disclosure is required.

56.  Comment:  The Staff asked the Registrant if any sales charges would be assessed on shares of the Acquiring Fund received by Target Fund shareholders in the Merger.

     Response: The Registrant confirms that no sales charges will be assessed on shares of the Acquiring Fund received by Target Fund shareholders in the Merger, and refers the Staff to disclosure in the Proxy Statement/Prospectus under the sections "How the Merger Will Work", "Sales Charges and Fees" and "Terms of the Agreement and Plan of Merger".

Comments Regarding "Capitalization"

57.  Comment:  The Staff noted that the Target Fund appears to be larger than the Acquiring Fund, and asked the Registrant to confirm whether this is the case. In light of the comparable size and performance of the Target Fund and the Acquiring Fund, the Staff again asked the Registrant to explain clearly the reasons that the Target Fund and the Acquiring Fund are proposing the Merger.

     Response: The Registrant notes that, as discussed in the Proxy
               Statement/Prospectus, if the Merger is approved by shareholders, the equity portion of the Target Fund's portfolio will be liquidated and the proceeds of such liquidation will be used to redeem all outstanding AMPS. After such liquidation of the equity portion of the portfolio and the redemption of AMPS, the Target Fund will have net assets of $413 million (as of December 31, 2007), as shown in the table presented in the section of the Proxy Statement/Prospectus titled "Capitalization". In comparison, the Acquiring Fund will have net assets of $561 million (as of December 31, 2007), as shown in the table presented in the section of the Proxy Statement/Prospectus titled "Capitalization". Therefore, at the closing of the Merger, the Target Fund will be smaller than the Acquiring Fund. As discussed in response to comment 17 above, the Registrant believes that it has explained in the Proxy Statement/Prospectus the reasons for proposing the Merger as required by Item 4(a)(3) of Form N-14. As discussed in the response to comment 3, the Registrant has also added a title and additional disclosure to the Proxy Statement/Prospectus to identify clearly the reasons for the Merger to address the Staff's comments.

Comments Regarding "Tax Status of the Merger"

58.  Comment:  The Staff asked the Registrant to disclose if the Target Fund has loss carryforwards that would go unused as a result of the Merger, and if so, to explain prominently that such loss carryforwards would be lost as a result of the Merger.

     Response: As noted in response to comment 29 above, the Registrant discloses in the sections of the Proxy Statement/Prospectus titled "Why Your Fund's Trustees Recommend the Merger", "Other Important Information Concerning the Merger" and "Boards' Evaluation and Recommendation" that the liquidation of the Target Fund's equity securities prior to the Merger is expected to generate taxable gains that will be offset by the Target Fund's available tax loss carryforwards. Because a significant portion of the Target Fund's loss carryforwards would be used to offset such gains, the Registrant does not expect the Target Fund to have any loss carryforwards that would expire unused as a result of the Merger. The Registrant believes that no additional disclosure is required.

Comments Regarding "Boards' Evaluation and Recommendation"

59.  Comment:  The Staff again asked the Registrant to confirm that it has addressed Item 4(a)(3) of Form N-14 by outlining the reasons the Registrant and the Target Fund are proposing the Merger. The Staff noted that it does not believe that the discussion regarding the Boards' evaluation and recommendation satisfies this requirement.

     Response: As discussed in response to comment 17 above, the Registrant believes that it has explained in the Proxy Statement/Prospectus the reasons for proposing the Merger as required by Item 4(a)(3) of Form N-14. As discussed in the response to comment 3, the Registrant has also added a title and additional disclosure to the Proxy Statement/Prospectus to identify clearly the reasons for the Merger to address the Staff's comments.

60.  Comment:  The Staff asked the Registrant to confirm that the Target Fund will sell all non-municipal securities prior to the closing of the Merger and to confirm that it has clearly disclosed this element of the transaction.

     Response: The Registrant confirms that the Target Fund will sell all non-municipal securities prior to the closing of the Merger, and refers the Staff to disclosure in the Proxy Statement/Prospectus under the sections "How the Merger Will Work", "Other Important Information Concerning the Merger" and "Boards' Evaluation and Recommendation" discussing the sale of non-municipal securities by the Target Fund prior to the closing of the Merger.

61.  Comment:  The Staff noted that the Registrant states in the section of the
               Proxy Statement/Prospectus titled "Boards' Evaluation and Recommendation" that the Board considered that "the transaction is expected to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended", and suggested that the Registrant consider rephrasing this to indicate that the Merger is expected to be treated as a "tax free reorganization".

     Response: The Registrant considered the use of the term "tax free reorganization" in the Proxy Statement/Prospectus and determined not to use that term because it suggests, incorrectly, that the transaction will not have material tax consequences for shareholders. As disclosed in the Proxy Statement/Prospectus, the distribution of accrued income by the Target Fund immediately prior to the Merger may have material tax consequences.

62.  Comment:  The Staff asked the Registrant to disclose whether there are any expenses carved out from the contractual fee waiver or expense reimbursement arrangement, such as brokerage, taxes, litigation and extraordinary expenses.

     Response: The Registrant confirms that extraordinary expenses, such as litigation, taxes and brokerage commissions, are excluded from the contractual fee waivers. The Registrant has added the following disclosure to the footnotes to the Fee Table and Expense Example:

                      "Ordinary operating expenses include all fund expenses other than extraordinary expenses, such as litigation, taxes and brokerage commissions."

63.  Comment:  The Staff requested that the discussion in the section of the
               Proxy Statement/Prospectus titled "Boards' Evaluation and Recommendation" regarding the expenses of the Merger be revised to make it clear that holders of common shares of the Target Fund would be primarily paying the expenses of the Merger. The Staff also requested that the discussion be revised to indicate that shareholders of the Target Fund will bear brokerage expenses incurred in connection with the sale of equity securities by the Target Fund in connection with the Merger. The Staff asked if the estimated expenses of $200,000 in connection with the Merger include brokerage expenses in connection with the sale of equity securities by the Target Fund.

     Response: The Registrant believes that the discussion referenced by the Staff discloses that the Target Fund and its shareholders would be primarily paying the expenses of the Merger and that the Target Fund and its shareholders will bear the costs of liquidating portfolio securities, which include brokerage expenses, in connection with the sale of non-municipal securities by the Target Fund in connection with the Merger. The Registrant confirms that expenses related to proxy and solicitation costs are estimated to be approximately $200,000, and expenses related to the sale of non-municipal securities in connection with the Merger are estimated to be approximately $290,000. The Registrant will revise the disclosure in the section of the Proxy Statement/Prospectus titled "Boards' Evaluation and Recommendation" (and substantially similar disclosure in the section of the Proxy Statement/Prospectus titled "Who Bears the Expenses Associated with the Merger") to state that:

                      "The Board considered that holders of common shares of your fund would bear the costs associated with the Merger, including the costs of preparing and printing the Proxy Statement/Prospectus, the solicitation costs incurred in connection with the Merger, the costs of liquidating portfolio securities, and the costs associated with redeeming AMPS and other redemptions anticipated in connection with the Merger. These expenses in the aggregate are estimated to be approximately $500,000."

64.  Comment:  The Staff noted the discussion in the section of the Proxy
               Statement/Prospectus titled "Boards' Evaluation and Recommendation" regarding the Board's finding that the interests of the Target Fund's existing shareholders would not be diluted as a result of the Merger, and again asked the Registrant if the Board's finding is consistent with the fact that the common shares of the Target Fund will primarily bear the costs of the Merger.

     Response: As discussed in response to comment 30, the Registrant notes that the Board of the Target Fund found that, notwithstanding that the Target Fund will primarily bear the costs associated with the Merger, the interests of the Target Fund's existing shareholders would not be diluted as a result of the Merger. The Board's finding was based, in part, on the Agreement and Plan of Merger, which provides that the outstanding common shares of the Target Fund will be converted into a number of whole or fractional Class A shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of the common shares of the Target Fund immediately prior to the Merger. The terms of the Agreement and Plan of Merger are discussed in the Proxy Statement/Prospectus under the sections titled "How the Merger Will Work" and "Terms of the Agreement and Plan of Merger", and the Agreement and Plan of Merger is included as Exhibit A to the Proxy Statement/Prospectus. Accordingly, it is the Registrant's understanding that the Board's finding is consistent with the disclosure referenced by the Staff.

Comments Regarding "Information Concerning the Meeting"

65.  Comment:  The Staff noted that the discussion regarding telephone and internet voting in the section of the Proxy Statement/Prospectus titled "Information Concerning the Meeting" indicates that shareholders may be called in connection with the shareholder meeting. The Staff asked the Registrant to confirm that any script used in connection with such telephone or internet voting will be filed with the Commission.

     Response: The Registrant confirms that any script used in connection with telephone or internet voting will be filed with the Commission.

B. Responses to comments received from Mr. Rupert on July 17, 2008

66.  Comment:  The Staff noted that the Fee Table in the Proxy
               Statement/Prospectus includes line items for a contractual fee waiver and net expenses, reflecting a contractual agreement to limit the Acquiring Fund's expenses to 0.89%. The Staff stated that it was not necessary to present these line items because the contractual expense limit was not in effect for the Acquiring Fund.

     Response: The Registrant notes that, as discussed in response to comment 5 above, it will revise the pro forma fees and expenses presented in the Proxy Statement/Prospectus to reflect expenses resulting from anticipated redemptions by former holders of common shares of the Target Fund following the Merger, and notes that the contractual expense limit will be in effect for the Acquiring Fund as a result of such revisions to the pro forma fees and expenses. Accordingly, the Registrant does not propose to remove the contractual fee waiver and net expense line items from the Fee Table.

67.  Comment:  The Staff noted that the Fee Table reflects a change in the expense structure of the Acquiring Fund from the fees and expenses in effect on December 31, 2007 and the fees and expenses currently in effect. The Staff requested that Footnote 7 to the Fee Table and Expense example include a cross reference to Footnote 5 to the Notes to the pro forma financial statements to assist shareholders in understanding the change in the Acquiring Fund's expense structure.

     Response: As discussed in response to comment 50, the Registrant will add the following disclosure to a new footnote to the management fee set forth in the Fee Table and Expense Example:

                      "The fund's management fee is calculated at the annual rate of 0.50% of the fund's average daily net assets up to $250 million, 0.45% of the next $500 million; and 0.40% on assets over $750 million. Prior to January 1, 2008, the fund's management fee was calculated at the annual rate of 0.50% of the fund's average daily net assets up to $250 million, 0.48% of the next $50 million; and 0.45% on assets over $300 million."

68.  Comment:  The Staff noted that the Pro Forma Combined Statement of
               Operations present an adjustment of $(357,832) to Professional Fees, and Footnote (b) states that such adjustment reflects a reduction in expenses due to elimination of duplicate services. The Staff stated that the adjustment appears to involve more than the elimination of duplicate services (in which case, the Staff would generally expect to see the adjustment subtracting the lower expenses of the Acquiring Fund rather than the higher expenses of the Target Fund, as is presented here). The Staff requested that the Registrant provide additional disclosure in Footnote (b) explaining why such adjustment is being made.

     Response: The Registrant will add the requested disclosure.

69.  Comment:  The Staff noted that the Pro Forma Combined Statement of
               Operations present adjustments to certain expenses reflecting the elimination of expenses related to preferred shares. The Staff noted that there did not appear to be corresponding adjustments to reduce the investment income of the Pro Forma Combined Fund. The Staff questioned whether it was reasonable not to make a corresponding adjustment to investment income, and suggested that the Registrant make a pro rata negative adjustment to dividends and interest to reflect the impact on investment income of the redemption of the preferred shares and add explanatory text in a footnote to the Pro Forma Combined Statement of Operations to explain the pro rata adjustment.

     Response: The Registrant will make appropriate adjustments to the Pro Forma
               Combined Statement of Operations.

70.  Comment:  The Staff requested that the Registrant add disclosure to the notes to the Pro Forma Combined Financial Statements explaining that the redemption of the preferred shares and the liquidation of the Target Fund's equity securities will occur prior to the closing of the Merger. The Staff also requested that the notes include an estimate on a per share basis of the tax consequences to the Target Fund shareholders of the liquidation of the fund's equity securities.

     Response: The Registrant will add the requested disclosure.

     Please call the undersigned at (617) 951-8458 with any questions.


                                                     Sincerely,

                                                     /s/ Jeremy B. Kantrowitz

                                                     Jeremy B. Kantrowitz

                                                                       Exhibit A

                          Pioneer Tax Free Income Fund
                                 60 State Street
                           Boston, Massachusetts 02110

                                 August 12, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Tax Free Income Fund
                  Registration Statement on Form N-14
                  (File Nos. 333-151757 and 811-02704)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of the combined proxy and registration statement on Form N-14, with exhibits, filed with the Securities and Exchange Commission on June 18, 2008 with respect to a proposed Agreement and Plan of Merger whereby Pioneer Municipal and Equity Income Trust, a Delaware statutory trust and a closed-end management investment company, will merge with and into Pioneer Tax Free Income Fund, an open-end management investment company, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

                                         Sincerely,

                                         Pioneer Tax Free Income Fund

                                         By: /s/ Christopher J. Kelley
                                             ----------------------------------
                                             Name:    Christopher J. Kelley
                                             Title:   Assistant Secretary

                              BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                        BOSTON, MASSACHUSETTS 02110-1726


                                                    August 12, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:         Pioneer Tax Free Income Fund (the "Registrant")
            Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-151757 and 811-02704)

Ladies and Gentlemen:

     This letter is to respond to comments we received on August 4, 2008 from Mr. Kevin Rupert of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement relating to the merger of Pioneer Municipal and Equity Income Trust (the "Target Fund") into Pioneer Tax Free Income Fund (the "Acquiring Fund") (the "Merger").

1.   Comment:  The Staff requested that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.   Comment:  The Staff noted that the Pro Forma Combined Statement of
               Operations present an adjustment of $(357,832) to Professional Fees, and Footnote (g) states that such adjustment "includes reduction of extraordinary legal expenses". The Staff requested that the Registrant provide additional disclosure in Footnote (g) explaining what such legal fees are and why such adjustment is being made.

     Response: The Registrant will revise Footnote (g) to state:

                      "Includes the reduction of legal expenses particular to the operation of Pioneer Municipal and Equity Income Trust as a closed-end fund, including responding to shareholder proposals, conducting a contested election of trustees and responding to a tender offer by a shareholder. These types of expenses are not anticipated to be incurred by the surviving open-end fund."

3.   Comment:  The Staff requested that the Registrant confirm in its response that, with respect to any fair value issues relating to the Target Fund, the Target Fund and the Acquiring Fund use the same fair value methodology to determine the value of securities for which there are no other readily available valuation methods.

     Response: The Registrant confirms that the Target Fund and the Acquiring
               Fund use the same fair value methodology to determine the value of securities for which there are no other readily available valuation methods.

         Please call the undersigned at (617) 951-8458 with any questions.

                                                     Sincerely,

                                                     /s/ Jeremy B. Kantrowitz

                                                     Jeremy B. Kantrowitz

                                                                       Exhibit A

                          Pioneer Tax Free Income Fund
                                 60 State Street
                           Boston, Massachusetts 02110

                                 August 12, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Tax Free Income Fund
                  Registration Statement on Form N-14
                  (File Nos. 333-151757 and 811-02704)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of the combined proxy and registration statement on Form N-14, with exhibits, filed with the Securities and Exchange Commission on June 18, 2008 with respect to a proposed Agreement and Plan of Merger whereby Pioneer Municipal and Equity Income Trust, a Delaware statutory trust and a closed-end management investment company, will merge with and into Pioneer Tax Free Income Fund, an open-end management investment company, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.


                                           Sincerely,

                                           Pioneer Tax Free Income Fund

                                           By: /s/ Christopher J. Kelley
                                               ------------------------------
                                                Name:    Christopher J. Kelley
                                                Title:   Assistant Secretary